                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                        Commission file number 001-12335


                    Birmingham Hourly Employee Savings Trust
                                   401(k) Plan


                          Butler Manufacturing Company
                                    BMA Tower
                                Penn Valley Park
                              Kansas City, MO 64108

                          BUTLER MANUFACTURING COMPANY

                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST


     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                           DECEMBER 31, 1998 AND 1997

                                                                           Fund Information for 1998
                                             --------------------------------------------------------------------------------
                                               Managed
                                                Income                           Magellan       Equity Income   International
                                               Portfolio      Puritan Fund         Fund             Fund         Growth Fund
                                             ------------     ------------     ------------     ------------     ------------
ASSETS:
    Investments, at fair value-
     Fidelity investment funds-
       Managed Income Portfolio              $     52,940     $         --     $         --     $         --     $         --
       Puritan Fund                                    --          139,272               --               --               --
       Magellan Fund                                   --               --          246,845               --               --
       Equity Income Fund                              --               --               --           62,034               --
       International Growth Fund                       --               --               --               --           15,683
       Asset Manager                                   --               --               --               --               --
       Asset Manager Growth                            --               --               --               --               --
       Asset Manager Income                            --               --               --               --               --
       Retirement Money Market Trust                   --               --               --               --               --
       Butler Stock Fund                               --               --               --               --               --
       Participant loans                               --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
                 Total investments                 52,940          139,272          246,845           62,034           15,683
                                             ------------     ------------     ------------     ------------     ------------
    Receivables-
     Employee contributions receivable                 --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
                 Total receivables                     --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
                 Net assets available
                   for benefits              $     52,940     $    139,272     $    246,845     $     62,034     $     15,683
                                             ============     ============     ============     ============     ============

                                                                          Fund Information for 1998
                                             --------------------------------------------------------------------------------
                                                                 Asset            Asset         Retirement
                                                Asset            Manager          Manger           Money         Butler Stock
                                               Manager           Growth           Income        Market Trust         Fund
                                             ------------     ------------     ------------     ------------     ------------
ASSETS:
    Investments, at fair value-
     Fidelity investment funds-
       Managed Income Portfolio              $         --     $         --     $         --     $         --     $         --
       Puritan Fund                                    --               --               --               --               --
       Magellan Fund                                   --               --               --               --               --
       Equity Income Fund                              --               --               --               --               --
       International Growth Fund                       --               --               --               --               --
       Asset Manager                                1,612               --               --               --               --
       Asset Manager Growth                            --            4,835               --               --               --
       Asset Manager Income                            --               --            3,925               --               --
       Retirement Money Market Trust                   --               --               --           68,549               --
       Butler Stock Fund                               --               --               --               --            5,835
       Participant loans                               --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
                 Total investments                  1,612            4,835            3,925           68,549            5,835
                                             ------------     ------------     ------------     ------------     ------------
    Receivables-
     Employee contributions receivable                 --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
                 Total receivables                     --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
                 Net assets available
                   for benefits              $      1,612     $      4,835     $      3,925     $     68,549     $      5,835
                                             ============     ============     ============     ============     ============

                                               Fund Information for 1998
                                             -----------------------------

                                             Participant
                                                 Loans           Other            Total
                                             ------------     ------------     ------------
ASSETS:
    Investments, at fair value-
     Fidelity investment funds-
       Managed Income Portfolio              $         --     $         --     $     52,940
       Puritan Fund                                    --               --          139,272
       Magellan Fund                                   --               --          246,845
       Equity Income Fund                              --               --           62,034
       International Growth Fund                       --               --           15,683
       Asset Manager                                   --               --            1,612
       Asset Manager Growth                            --               --            4,835
       Asset Manager Income                            --               --            3,925
       Retirement Money Market Trust                   --               --           68,549
       Butler Stock Fund                               --               --            5,835
       Participant loans                           36,802               --           36,802
                                             ------------     ------------     ------------
                 Total investments                 36,802               --          638,332
                                             ------------     ------------     ------------
    Receivables-
     Employee contributions receivable              2,154           13,236           15,390
                                             ------------     ------------     ------------
                 Total receivables                  2,154           13,236           15,390
                                             ------------     ------------     ------------
                 Net assets available
                   for benefits              $     38,956     $     13,236     $    653,722
                                             ============     ============     ============

                                   (continued)

                          BUTLER MANUFACTURING COMPANY

                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST


     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                           DECEMBER 31, 1998 AND 1997
                                  (continued)

                                                                           Fund Information for 1997
                                             --------------------------------------------------------------------------------
                                               Managed
                                                Income                           Magellan       Equity Income   International
                                               Portfolio      Puritan Fund         Fund             Fund         Growth Fund
                                             ------------     ------------     ------------     ------------     ------------

ASSETS:
    Investments, at fair value-
     Fidelity investment funds-
       Managed Income Portfolio              $     39,380     $         --     $         --     $         --     $         --
       Puritan Fund                                    --           99,267               --               --               --
       Magellan Fund                                   --               --          161,238               --               --
       Equity Income Fund                              --               --               --           44,733               --
       International Growth Fund                       --               --               --               --           10,306
       Asset Manager                                   --               --               --               --               --
       Asset Manager Growth                            --               --               --               --               --
       Asset Manager Income                            --               --               --               --               --
       Retirement Money Market Trust                   --               --               --               --               --
       Butler Stock Fund                               --               --               --               --               --
       Participant loans                               --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
                 Total investments                 39,380           99,267          161,238           44,733           10,306
                                             ------------     ------------     ------------     ------------     ------------

    Receivables-
     Employee contributions receivable                 --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
                 Total receivables                     --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
                 Net assets available
                   for benefits              $     39,380     $     99,267     $    161,238     $     44,733     $     10,306
                                             ============     ============     ============     ============     ============

                                                                      Fund Information for 1997
                                            --------------------------------------------------------------------------------
                                                                Asset            Asset         Retirement
                                               Asset            Manager          Manger           Money         Butler Stock
                                              Manager           Growth           Income        Market Trust         Fund
                                            ------------     ------------     ------------     ------------     ------------

ASSETS:
    Investments, at fair value-
     Fidelity investment funds-
       Managed Income Portfolio             $         --     $         --     $         --     $         --     $         --
       Puritan Fund                                   --               --               --               --               --
       Magellan Fund                                  --               --               --               --               --
       Equity Income Fund                             --               --               --               --               --
       International Growth Fund                      --               --               --               --               --
       Asset Manager                                 853               --               --               --               --
       Asset Manager Growth                           --            2,183               --               --               --
       Asset Manager Income                           --               --            2,561               --               --
       Retirement Money Market Trust                  --               --               --           46,074               --
       Butler Stock Fund                              --               --               --               --            2,599
       Participant loans                              --               --               --               --               --
                                            ------------     ------------     ------------     ------------     ------------
                 Total investments                   853            2,183            2,561           46,074            2,599
                                            ------------     ------------     ------------     ------------     ------------

    Receivables-
     Employee contributions receivable                --               --               --               --               --
                                            ------------     ------------     ------------     ------------     ------------
                 Total receivables                    --               --               --               --               --
                                            ------------     ------------     ------------     ------------     ------------
                 Net assets available
                   for benefits             $        853     $      2,183     $      2,561     $     46,074     $      2,599
                                            ============     ============     ============     ============     ============

                                               Fund Information for 1997
                                             -----------------------------

                                             Participant
                                                 Loans           Other            Total
                                             ------------     ------------     ------------

ASSETS:
    Investments, at fair value-
     Fidelity investment funds-
       Managed Income Portfolio              $         --     $         --     $     39,380
       Puritan Fund                                    --               --           99,267
       Magellan Fund                                   --               --          161,238
       Equity Income Fund                              --               --           44,733
       International Growth Fund                       --               --           10,306
       Asset Manager                                   --               --              853
       Asset Manager Growth                            --               --            2,183
       Asset Manager Income                            --               --            2,561
       Retirement Money Market Trust                   --               --           46,074
       Butler Stock Fund                               --               --            2,599
       Participant loans                           25,306               --           25,306
                                             ------------     ------------     ------------
                 Total investments                 25,306               --          434,500
                                             ------------     ------------     ------------

    Receivables-
     Employee contributions receivable              1,238           11,302           12,540
                                             ------------     ------------     ------------
                 Total receivables                  1,238           11,302           12,540
                                             ------------     ------------     ------------
                 Net assets available
                   for benefits              $     26,544     $     11,302     $    447,040
                                             ============     ============     ============


              The accompanying notes are an integral part of these
                        unaudited financial statements.

                          BUTLER MANUFACTURING COMPANY

                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                               Managed
                                                Income                           Magellan       Equity Income   International
                                               Portfolio      Puritan Fund         Fund             Fund         Growth Fund
                                             ------------     ------------     ------------     ------------     ------------

CONTRIBUTIONS:
    Employee                                 $     11,972     $     30,208     $     39,151     $     14,640     $      3,668
    Employer                                           --               --               --               --               --
    Rollover                                           --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
           Total contributions                     11,972           30,208           39,151           14,640            3,668

INCOME:
    Net appreciation (depreciation)
      in fair value of investments                     --            4,438           49,344            2,931              666
    Interest and dividends                          2,763           14,157           11,528            3,641              826

OTHER INCREASES (DECREASES):
    Distributions                                    (484)            (687)         (11,861)            (418)            (379)
    Fees                                               --             (679)            (274)             (13)              --
    Loan repayments                                   681            2,595            3,146            1,787              909
    Loan withdrawals                               (1,372)          (6,778)          (6,633)          (5,267)            (313)
    Net interfund transfers                            --             (650)           1,206               --               --
    Net transfers (to) from another
      employer-sponsored fund                          --           (2,599)              --               --               --
    Other                                              --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
           Increase (decrease) in
             net assets available
             for plan benefits                     13,560           40,005           85,607           17,301            5,377

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year                    39,380           99,267          161,238           44,733           10,306
                                             ------------     ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year                    $     52,940     $    139,272     $    246,845     $     62,034     $     15,683
                                             ============     ============     ============     ============     ============

                                                                 Asset            Asset         Retirement
                                                Asset            Manager          Manger           Money         Butler Stock
                                               Manager           Growth           Income        Market Trust         Fund
                                             ------------     ------------     ------------     ------------     ------------

CONTRIBUTIONS:
    Employee                                 $        448     $      1,627     $      2,150     $     23,262     $      3,996
    Employer                                           --               --               --               --               --
    Rollover                                           --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
           Total contributions                        448            1,627            2,150           23,262            3,996

INCOME:
    Net appreciation (depreciation)
      in fair value of investments                    (85)             (34)              29               --           (1,832)
    Interest and dividends                            309              761              330            3,164              332

OTHER INCREASES (DECREASES):
    Distributions                                      --               --               --               --             (383)
    Fees                                               --               --              (26)             (67)            (154)
    Loan repayments                                    87              298               87            1,712              627
    Loan withdrawals                                   --               --               --           (3,062)              --
    Net interfund transfers                            --               --           (1,206)              --              650
    Net transfers (to) from another
      employer-sponsored fund                          --               --               --           (2,534)              --
    Other                                              --               --               --               --               --
                                             ------------     ------------     ------------     ------------     ------------
           Increase (decrease) in
             net assets available
             for plan benefits                        759            2,652            1,364           22,475            3,236

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year                       853            2,183            2,561           46,074            2,599
                                             ------------     ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year                    $      1,612     $      4,835     $      3,925     $     68,549     $      5,835
                                             ============     ============     ============     ============     ============


                                             Participant
                                                 Loans           Other            Total
                                             ------------     ------------     ------------

CONTRIBUTIONS:
    Employee                                 $        916     $      1,934     $    133,972
    Employer                                           --               --               --
    Rollover                                           --               --               --
                                             ------------     ------------     ------------
           Total contributions                        916            1,934          133,972

INCOME:
    Net appreciation (depreciation)
      in fair value of investments                     --               --           55,457
    Interest and dividends                             --               --           37,811

OTHER INCREASES (DECREASES):
    Distributions                                      --               --          (14,212)
    Fees                                               --               --           (1,213)
    Loan repayments                               (11,929)              --               --
    Loan withdrawals                               23,425               --               --
    Net interfund transfers                            --               --               --
    Net transfers (to) from another
      employer-sponsored fund                          --               --           (5,133)
    Other                                              --               --               --
                                             ------------     ------------     ------------
           Increase (decrease) in
             net assets available
             for plan benefits                     12,412            1,934          206,682

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year                    26,544           11,302          447,040
                                             ------------     ------------     ------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year                    $     38,956     $     13,236     $    653,722
                                             ============     ============     ============

              The accompanying notes are an integral part of this
                         unaudited financial statement.

                          BUTLER MANUFACTURING COMPANY

                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                   (UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

Effective September 1, 1993, Butler Manufacturing Company (the Company) established the Birmingham Hourly Employee Savings Trust (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which is appointed by the administrative committee.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in net assets available for benefits.

Fees and Expenses

The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust may be paid from the assets of the Plan or by the Company, as the Company elects.

Eligibility

All full-time Birmingham union hourly employees of the Company having completed six months of employment.

Vesting

All eligible employees participating in the Plan are immediately 100 percent vested in employer and participant contributions.

Termination

The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability or termination of employment.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2. CONTRIBUTIONS:

Employees may contribute to the Plan from 1 percent to 15 percent of their compensation in 1 percent increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1 percent increments among the funds established by Fidelity.

3. DISTRIBUTIONS:

If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $5,000 , the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

There were no distributions payable to vested participants at December 31, 1998 and 1997. These amounts would have been included in net assets available for benefits in the accompanying financial statements and shown as a liability of the Plan for purposes of the Form 5500.

4. IN-SERVICE WITHDRAWALS:

Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence, or to prevent eviction from a principal residence.

5. LOANS TO PARTICIPANTS:

At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50 percent of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner which does not discriminate in favor of officers, shareholders or highly compensated participants.

6. FEDERAL INCOME TAXES:

The Plan has received a favorable determination letter, dated May 4, 1995, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

                          BUTLER MANUFACTURING COMPANY

                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

            LINE 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998

                                   (UNAUDITED)

                                                                                                         Fair
    Shares                                  Description                                   Cost           Value
--------------- --------------------------------------------------------------------  -------------- --------------

                *Fidelity Management Trust Company-
        52,940      Managed Income Portfolio                                            $ 52,940          $ 52,940
         6,939      Puritan Fund                                                         124,140           139,272
         2,043      Magellan Fund                                                        175,390           246,845
         1,117      Equity Income Fund                                                    49,306            62,034
           750      International Growth Fund                                             14,714            15,683
            93      Asset Manager                                                          1,634             1,612
           259      Asset Manager Growth                                                   4,748             4,835
           319      Asset Manager Income                                                   3,915             3,925
        68,549      Retirement Money Market Trust                                         68,549            68,549
           907  Butler Stock Fund                                                          7,861             5,835
             -  Participant loans outstanding, 9.0%                                       36,802            36,802


                *Party-in-interest to the Plan

                          BUTLER MANUFACTURING COMPANY

                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

                  LINE 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                   (UNAUDITED)

                                                          Purchases                          Sales
                                                 -------------------------- ---------------------------------------
                                                  Number of       Total       Number of     Selling      Net Gain
                  Description                    Transactions      Cost     Transactions     Price        (Loss)
------------------------------------------------ -------------  ----------- -------------- -----------  -----------
Fidelity Management Trust Company-
    Puritan Fund                                      29          $ 46,960       14          $ 11,392       $  135
    Magellan Fund                                     29            55,031       15            18,768        2,821
    Equity Income Fund                                24            20,068        8             5,697          600
    Retirement Money Market Trust                     25            28,138        8             5,662            -

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST



Date: June 29, 1999                          By:  /s/  Larry C. Miller
                                                  --------------------
                                             Larry C. Miller, Member of the
                                               Administrative Committee